ALLSTATE LIFE INSURANCE COMPANY
                          LAW AND REGULATION DEPARTMENT
                             3100 Sanders Road, J5B
                           Northbrook, Illinois 60062
                        Direct Dial Number: 847-402-9671
                             Facsimile: 847-402-3781

                                February 11, 2000
By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allstate Life Insurance Company Separate Account A ("Registrant") Post-Effective Amendment No. 2 to Registrant's
         Form N-4 Registration Statement (File No. 333-72017)

Commissioners:

     Pursuant to Rule 477 under the Securities Act, we hereby request, on behalf of the Registrant, withdrawal of the above-mentioned post-effective amendment ("Amendment") filed with Commission on December 9, 1999.

     We are requesting withdrawal because Registrant subsequently filed, at the request of the Commission staff, the prospectus and statement of additional information contained in the Amendment, along with certain revisions, in an initial registration statement on Form N-4 on February 3, 2000 (File No. 333-72017) ("new Registration Statement"). The Commission declared the new Registration Statement effective on February 4, 2000. Accordingly, Registrant does not intend to use the prospectus or statement of additional information contained in the Amendment in connection with the offering of the securities described therein.

     For the foregoing reasons, we submit that withdrawal of the Amendment would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grants this request for withdrawal. We greatly appreciate the cooperation of the Commission staff in this matter.

                                            Very truly yours,

                                            /s/ Terry R. Young
                                            -------------------
                                            Terry R. Young
                                            Assistant Counsel

cc:  Ann Vlcek, Esq.
     Securities and Exchange Commission